UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 28, 2025 (April 22, 2025)

CANTOR EQUITY PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42250	98-1576482
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 East 59th Street

New York, NY 10022

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 938-5000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	CEP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On April 22, 2025, Cantor Equity Partners, Inc., a Cayman Islands exempted company (“CEP”), Twenty One Capital, Inc., a Texas corporation (“Pubco”), Twenty One Merger Sub D, a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), Twenty One Assets, LLC, a Delaware limited liability company (the “Company”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable (“Tether”), iFinex, Inc., a British Virgin Islands company (“Bitfinex” and, together with Tether, the “Sellers”) and, solely for certain limited purposes, Stellar Beacon LLC, a Delaware limited liability company (“SoftBank”), entered into a business combination agreement (the “Business Combination Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing”), (i) CEP will merge with and into SPAC Merger Sub, with SPAC Merger Sub continuing as the surviving entity (the “SPAC Surviving Subsidiary”) and as a result of which CEP shareholders will receive one share of Pubco Class A common stock, par value $0.01 per share (“Pubco Class A Stock”), for each CEP Class A ordinary share, par value $0.0001 per share (a “CEP Class A Ordinary Share”), held by such CEP shareholder (the “SPAC Merger”) and (ii) the Company will merge with and into a Delaware corporation to be formed by CEP after the date of the Business Combination Agreement (“Company Merger Sub”), with Company Merger Sub continuing as the surviving company (the “Company Surviving Subsidiary”), and as a result of which the Sellers will receive shares of Pubco Stock (as defined below) in exchange for their membership interests in the Company as described below (such merger, the “Company Merger”, the Company Merger together with the SPAC Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, the “Transactions”). As a result of the Mergers, SPAC Surviving Subsidiary and Company Surviving Subsidiary will become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law.

As consideration for the Company Merger, the Sellers will be entitled to receive, in exchange for their (i) class A common membership interests of the Company (the “Company Class A Interests”), an aggregate number of shares of Pubco Class A Stock equal to (a) the product of (1) 31,500, multiplied by (2) $84,863.57 (which is equal to the average CME CF Bitcoin Reference Rate - New York Variant for the ten-day period ending on the day prior to the date of the Business Combination Agreement, the “Signing Bitcoin Price”), divided by (b) $10.00 (such aggregate number of shares of Pubco Class A Stock, the “Class A Merger Consideration Shares”), and (ii) class B common membership interests of the Company (the “Company Class B Interests” and together with the Company Class A Interests, the “Company Interests”), an aggregate number of shares of Pubco Class B common stock, par value $0.01 per share (“Pubco Class B Stock” and, together with the Pubco Class A Stock, the “Pubco Stock”), equal to (a) the product of (1) 31,500, multiplied by (2) the Signing Bitcoin Price, divided by (b) $10.00 (such aggregate number of shares of Pubco Class B Stock, the “Class B Merger Consideration Shares” and, together with the Class A Merger Consideration Shares, the “Merger Consideration Shares”). Each Seller shall receive its pro rata share of the Class A Merger Consideration Shares and Class B Merger Consideration Shares based on the number of Company Class A Interests and Class B Company Interests, respectively, owned by such Seller at Closing.

In connection with the Closing, Pubco will issue two (2) classes of shares of Pubco Stock with different voting and economic rights attached to them. The shares of Pubco Class A Stock will have no voting rights other than as required by applicable law. Holders of shares of Pubco Class B Stock will be entitled to one (1) vote per share. Holders of Pubco Class A Stock will be entitled to receive distributions in proportion to the number of shares of Pubco Class A Stock held by them. Holders of Pubco Class B Stock will not have any economic rights. In addition, the shares of Pubco Class A Stock will be listed for trading and will be freely transferable, subject to the terms of the Lock-Up Agreements (as described below) and any restrictions pursuant to applicable laws. The shares of Pubco Class B Stock will not be listed or freely transferable. Immediately following Closing, (i) all shares of Pubco Class A Stock will be held by the CEP shareholders, the Equity PIPE Investors, Tether, Bitfinex and SoftBank and (ii) all shares of Pubco Class B Stock will be held only by Tether, Bitfinex and SoftBank.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries to consummate the Transactions, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Covenants

The Business Combination Agreement also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Business Combination Agreement also contains obligations of certain of the parties to use their reasonable best efforts to consummate the Transactions contemplated by the Business Combination Agreement. This includes certain obligations of Pubco and CEP with regards to carrying out the PIPE Investments (as defined below) in connection with the Closing. Pubco and CEP are each obligated to use reasonable best efforts to consummate the transactions contemplated by the Convertible Notes Subscription Agreements and the Equity PIPE Subscription Agreements (each as defined below), respectively.

Within ten (10) Business Days after the execution of the Business Combination Agreement, Tether agreed to purchase a number of Bitcoin equal to the aggregate gross cash proceeds of the Convertible Notes PIPE and the Equity PIPE (each as defined below), less a holdback of $52,000,000 (such Bitcoin, the “Initial PIPE Bitcoin” and such net proceeds, the “Initial PIPE Net Proceeds”).

In addition, for a period of 30 days following the execution of the Business Combination Agreement, Pubco has agreed to grant the Convertible Note Investors (as defined below) an option to purchase additional Convertible Notes (as defined below) in an aggregate amount of up to $100 million (the “Option Convertible Notes”). Within ten (10) Business Days after the end of such 30-day option period, Tether shall also purchase a number of Bitcoin equal to the gross proceeds of the Option Convertible Notes, less a holdback of 0.5% of the gross proceeds of the Option Convertible Notes (the “Option PIPE Bitcoin” and such net proceeds the “Option Note Net Proceeds”, and the Option PIPE Bitcoin together with the Initial PIPE Bitcoin, the “PIPE Bitcoin”).

Immediately prior to Closing, solely to the extent that the sum of the PIPE Bitcoin and any Bitcoin contributed to Pubco at the Closing by Equity PIPE Investors (as defined below) in lieu of a cash investment, is less than 10,500 Bitcoin, Tether shall also purchase a number of Bitcoin equal to such shortfall (“Additional PIPE Bitcoin”).

At Closing and upon the funding of the PIPE Investments, Pubco shall purchase from Tether (i) the Initial PIPE Bitcoin for an aggregate price equal to the Initial PIPE Net Proceeds and (ii) the Option PIPE Bitcoin for an aggregate price equal to the Option Note Net Proceeds (the foregoing clauses (i) and (ii) collectively, the “PIPE Bitcoin Sale”). At the Closing and immediately following completion of the PIPE Bitcoin Sale, Tether shall transfer and contribute to Pubco all of Tether’s rights, title, and interest in and to the Additional PIPE Bitcoin and, in consideration for the Additional PIPE Bitcoin, Pubco shall issue to Tether an equal number of shares of Pubco Class A Stock and Pubco Class B Stock, respectively, equal to the quotient of (i) the price Tether paid for the Additional PIPE Bitcoin, divided by (ii) $10.00.

CEP agreed, as promptly as reasonably practicable after the execution of the Business Combination Agreement and prior to the completion of the Contribution (as defined below), to take all actions necessary to carry out the SPAC Pre-Closing Restructuring, pursuant to which CEP will form, or cause to be formed, certain subsidiaries of SPAC, including Company Merger Sub (collectively, the “SPAC Subsidiaries”), as described in the Business Combination Agreement.

CEP and Pubco agreed, as promptly as practicable after the execution of the Business Combination Agreement, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the issuance of the Pubco Class A Stock to CEP shareholders and certain Company securityholders, and containing a proxy statement/prospectus for the purpose of CEP soliciting proxies from the CEP shareholders to approve (the “SPAC Shareholder Approval”), at an extraordinary general meeting of CEP shareholders (the “CEP Shareholder Meeting”), the Business Combination Agreement, the Transactions and related matters (the “SPAC Shareholder Approval Matters”) and providing CEP shareholders an opportunity, in accordance with CEP’s organizational documents and initial public offering prospectus, to have their CEP Class A Ordinary Shares redeemed.

The parties agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco will consist of seven individuals, six of which are to be designated by the Sellers and Softbank, with the final director to be the chief executive officer of Pubco.

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition companies, including, among others, the following: (i) the receipt of the SPAC Shareholder Approval; (ii) the consummation of the Transactions not being prohibited by applicable law; (iii) effectiveness of the Registration Statement; (iv) the shares of Pubco Class A Stock having been approved for listing on Nasdaq, the New York Stock Exchange or another national stock exchange; and (v) the PIPE Investments having been fully funded in accordance with the respective PIPE Subscription Agreements.

The obligations of CEP to consummate (or cause to be consummated) the Transactions are also subject to, among other things (i) the representations and warranties of the Company, Pubco, SPAC Merger Sub and each Seller being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by the Company, Pubco, SPAC Merger Sub and each Seller with their respective pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to the Company or Pubco, and (iv) completion of the Contribution.

The obligations of the Company, Pubco, SPAC Merger Sub and the Sellers to consummate (and cause to be consummated) the Transactions are also subject to, among other things: (i) the representations and warranties of CEP and the SPAC Subsidiaries being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by CEP with its applicable pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to CEP since the date of the Business Combination Agreement which is continuing and uncured, and (iv) Cantor EP Holdings, LLC, a Delaware limited liability company (the “Sponsor”) having performed in all material respects its obligations required under the Sponsor Support Agreement (as defined below).

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of CEP, the Sellers and Softbank, (ii) by CEP or the Sellers if a Government Authority shall have issued an Order taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, (iii) by Sellers if the CEP board of directors publicly changes its recommendation with respect to the Business Combination Agreement and Transactions and related shareholder approvals under certain circumstances detailed in the Business Combination Agreement, (iv) by either CEP or Sellers if the CEP Shareholder Meeting is held and SPAC Shareholder Approval is not received, (v) by CEP in connection with a breach of a representation, warranty, covenant or other agreement by the Company, Pubco, SPAC Merger Sub or any Seller, if the breach would result in the failure of the related condition to Closing, (vi) by the Sellers for CEP’s material uncured breach of the Business Combination Agreement, if the breach would result in the failure of the related condition to Closing, or (vii) by either CEP or the Sellers if the Closing has not occurred on or before one year from the date of the Business Combination Agreement.

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. However, each party will remain liable for willful breaches of the Business Combination Agreement or for Fraud Claims prior to termination. Notwithstanding the foregoing, SPAC will also bear all fees, costs and expenses incurred by any party in connection the filing of the Registration Statement with the SEC and submitting a listing application for Pubco Class A Stock to Nasdaq.

Trust Account Waiver

The Company, Pubco, SPAC Merger Sub and each of the Sellers agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in CEP’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement and the terms of which are incorporated by reference herein. The filing of the Business Combination Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations, warranties and covenants in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Contribution Agreement

Contemporaneously with the execution of the Business Combination Agreement, Tether, Bitfinex and the Company entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, immediately prior to the Closing, Tether and Bitfinex will contribute (the “Contribution”) to the Company 24,500 Bitcoin and 7,000 Bitcoin, respectively, in exchange for (i) in the case of Tether, 208 Company Class A Interests and 208 Company Class B Interests, and (ii) in the case of Bitfinex, 59 Company Class A Interests and 59 Company Class B Interests.

The Contribution Agreement may be terminated prior to the Closing as follows: (a) by the mutual written consent of the parties thereto, CEP and SoftBank; or (b) automatically with no further action required by the parties thereto if the Business Combination Agreement is terminated in accordance with its terms.

The Contribution Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Contribution Agreement and the terms of which are incorporated by reference herein.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, CEP entered into a Sponsor Support Agreement with Sponsor and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its CEP Ordinary Shares in favor of the Business Combination Agreement and the Transactions and each of the SPAC Shareholder Approval Matters, (ii) vote its CEP Ordinary Shares against any alternative transactions, (iii) to comply with the restrictions imposed by the letter agreement, dated as of August 12, 2024, by and among CEP, the Sponsor and the officers and directors of CEP at the time of its initial public offering (the “Letter Agreement”), including the restrictions on transfer and redeeming CEP Ordinary Shares in connection with the Transactions, and (iv) subject to and conditioned upon the Closing, agree that any loans outstanding from the Sponsor to CEP shall be repaid as follows: (a) with respect to the Sponsor Loan Note, the aggregate amount owed by CEP, as set forth on the SPAC Pre-Closing Statement delivered by CEP prior to the Closing, shall be automatically converted, immediately prior to the SPAC Merger, into CEP Class A Ordinary Shares at $10.00 per share, and that upon the issuance and delivery of such CEP Class A Ordinary Shares to Sponsor, the Sponsor Loan Note shall be deemed satisfied in full, provided, however, that the portion of the Sponsor Loan Note that is drawn by or on behalf of CEP to pay for any SEC or Nasdaq fees, costs and expenses pursuant to the Business Combination Agreement, shall be repaid in cash at the Closing in accordance with the Business Combination Agreement and (b) with respect to all other SPAC Loans (other than the Sponsor Loan Note), all amounts outstanding thereunder as of the Closing, as set forth on the SPAC Pre-Closing Statement delivered by CEP prior to the Closing, shall be repaid in cash at the Closing in accordance the Business Combination Agreement.

The Sponsor Support Agreement also provides that upon the Closing, the Sponsor will enter into a securities exchange agreement, substantially in the form attached to the Sponsor Support Agreement, pursuant to which, immediately following the Closing, the Sponsor will exchange a number of shares of Pubco Class A Stock received by the Sponsor in connection with the anti-dilution right of the SPAC Class B Ordinary Shares set forth in CEP’s governing documents for Convertible Notes in accordance with such securities exchange agreement.

Further, pursuant to the Sponsor Support Agreement, the parties agreed that at the Closing they would enter into an amendment to the Letter Agreement, to modify the terms of the lock-up applicable to the Sponsor’s Founder Shares to be consistent with the lock-up set forth in the Lock-Up Agreements (as defined below).

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and the termination of the Business Combination Agreement pursuant to its terms and, if the Business Combination Agreement is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

The Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreements

Concurrently with the Closing, each of the Sellers and Softbank will enter into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with Pubco, pursuant to which each Seller and Softbank will agree that the shares of Pubco Class A Stock received by each Seller and the shares of Pubco Class A Stock transferred by Tether to Softbank will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The shares of Pubco Class A Stock held by each Seller and Softbank will be locked up until the earlier of (i) six (6) months after the date of the Closing (the “Anniversary Release”); provided that, in the event the S-1 registration statement filed with the SEC by Pubco to register the resale of the Pubco Class A Stock underlying the Convertible Notes (the “Resale Registration Statement”) has not been declared effective on or prior to the Anniversary Release, then the Anniversary Release will be deemed to be the date such Resale Registration Statement is declared effective by the SEC and (ii) the date on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization or other similar transaction after the Closing which results in all of Pubco’s shareholders having the right to exchange their shares of Pubco Stock for cash, securities or other property.

The form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Convertible Notes Subscription Agreement

Contemporaneously with the execution of the Business Combination Agreement, Pubco and CEP entered into subscription agreements with certain investors (the “Convertible Note Subscription Agreements” and such investors, the “Convertible Note Investors”), pursuant to which the Convertible Note Investors have agreed to purchase $340 million aggregate principal amount of 1.00% convertible senior secured notes due 2030 (the “Convertible Notes” and such subscriptions, the “Convertible Notes PIPE”), upon the terms and subject to the conditions set forth therein. In addition, for a period of 30 days following the execution of the Convertible Note Subscription Agreements, Pubco has agreed to grant the Convertible Note Investors an option to purchase additional Convertible Notes in an aggregate amount of up to $100 million, on a pro rata basis based on such Convertible Note Investor's participation in the Convertible Note PIPE (the “Option Convertible Notes”).

As described above, the net proceeds of the Convertible Notes PIPE and the Option Convertible Notes will be used by Pubco to purchase the PIPE Bitcoin.

The closing of the Convertible Notes PIPE and the Option Convertible Notes is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Convertible Note Investors’ consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Convertible Note Investors, among other customary closing conditions.

Pursuant to the Convertible Notes Subscription Agreements, Pubco has agreed to certain obligations to register and maintain the registration of the Convertible Notes and the shares of Pubco Class A common stock underlying the Convertible Notes including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the Convertible Notes and the shares of Pubco Class A common stock underlying the Convertible Notes, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each Convertible Notes Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) April 22, 2026.

At Closing, in connection with the issuance of the Convertible Notes and as applicable, the Option Convertible Notes, (i) Pubco, U.S. Bank Trust Company, National Association, as trustee, and Anchorage Digital Bank, N.A., as collateral agent (in such capacity, the “Collateral Agent”), will enter into an indenture, and (ii) Pubco, Anchorage Digital Bank, N.A. as securities intermediary, and the Collateral Agent will enter into a securities accounts control and security agreement.

At Closing, pursuant to the Sponsor Support Agreement, Sponsor will exchange certain Pubco Class A Stock for Convertible Notes, and, pursuant to agreements between Pubco and Cantor Fitzgerald & Co., an affiliate of Sponsor (“CF&Co.”), Pubco will issue Convertible Notes to CF&Co., such that the aggregate principal of the Convertible Notes will be $385 million.

The form of Convertible Notes Subscription Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Convertible Notes Subscription Agreement and the terms of which are incorporated by reference herein.

Equity PIPE Subscription Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain investors (the “Equity PIPE Investors”) each entered into a subscription agreement (collectively, the “Equity PIPE Subscription Agreements”) with CEP and Pubco, pursuant to which, CEP agreed to issue, and the Equity PIPE Investors agreed to purchase, 20,000,000 CEP Class A Ordinary Shares (the “Equity PIPE Shares”), at a purchase price of $10.00 per share for an aggregate purchase price of $200,000,000, in a private placement (the “Equity PIPE,” together with the Convertible Notes PIPE, the “PIPE Investments”). The purchase price for the Equity PIPE Shares may be paid in either cash or Bitcoin (based on the Signing Bitcoin Price), at the sole election of each of the Equity PIPE Investors. As of the date hereof, the Equity PIPE Investors have elected to purchase an aggregate of 2,950,000 Equity PIPE Shares for 347.6168 Bitcoin, with 17,050,000 Equity PIPE Shares to be purchased in cash.

As described above, the net proceeds of the Equity PIPE will be used by Pubco to purchase the PIPE Bitcoin.

The closing of the Equity PIPE is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Equity PIPE Investors’ consent to any amendments, modifications or waivers to the terms of the BCA that would reasonably be expected to materially and adversely affect the economic benefits of the Equity PIPE Investors, among other customary closing conditions.

Pursuant to the Equity PIPE Subscription Agreements, CEP and Pubco have agreed to use commercially reasonable efforts to cause the shares of Pubco Class A Stock into which the Equity PIPE Shares will be converted upon consummation of the SPAC Merger to be registered on the Registration Statement. To the extent that any such shares of Pubco Class A Stock are unable to be included on the Form S-4, Pubco has agreed to certain obligations to register and maintaining the registration of the Equity PIPE Shares, including that, within 30 calendar days after the Closing, Pubco will file with the SEC (at Pubco’s sole cost and expense) a registration statement registering the resale of the Equity PIPE Shares, and Pubco shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than 90 calendar days after the Closing, which may be extended an additional 90 calendar days depending on the level of SEC review involved.

Each Equity PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) April 22, 2026.

The form of Equity PIPE Subscription Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Equity PIPE Subscription Agreement and the terms of which are incorporated by reference herein.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, CEP, Pubco, the Sponsor, each Seller and Softbank shall enter into a registration rights agreement that will amend and restate the registration rights agreement entered into at the time of CEP’s initial public offering between CEP and the Sponsor (the “Amended and Restated Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of CEP under such registration rights agreement, with such rights applying to the shares of Pubco Class A Stock and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Stock held by Sponsor, each Seller and SoftBank.

The form of Amended and Restated Registration Rights Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement and the terms of which are incorporated by reference herein.

Services Agreement

Concurrently with the Closing of the Business Combination Agreement, Tether and Pubco will enter into a Services Agreement (the “Services Agreement”). Pursuant to the Services Agreement, Tether will agree to provide, or cause to be provided, certain services to Pubco and its subsidiaries in exchange for a services fee in the amount of $30,000 per calendar quarter or such other amount as may be agreed by the parties thereto.

The form of Services Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Services Agreement and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sale of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein, to the extent applicable. The securities of Pubco that may be issued in connection with the Convertible Notes Subscriptions and the securities of CEP that may be issued in connection with the Equity PIPE will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 8.01 Other Events.

Softbank Purchase Agreement

Contemporaneously with the execution of the Business Combination Agreement, Tether and SoftBank entered into a Sale and Purchase Agreement (the “SoftBank Purchase Agreement”), pursuant to which, among other things, immediately following the Closing: (i) SoftBank will pay Tether (a) an amount in cash calculated in accordance with the terms of the SoftBank Purchase Agreement in exchange for Bitcoin that Tether will purchase as part of the Contribution and (b) an interest amount calculated in accordance with the terms of the SoftBank Purchase Agreement, payable at SoftBank’s election, either in cash or out of the SoftBank Shares (as defined below) and (ii) Tether will transfer to SoftBank an equal number of shares of Pubco Class A Stock and Pubco Class B Stock (such shares, the “SoftBank Shares”), calculated in accordance with the terms of the SoftBank Purchase Agreement.

The Softbank Purchase Agreement is furnished as Exhibit 99.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Softbank Purchase Agreement and the terms of which are incorporated by reference herein. The information furnished under this Item 8.01 and in the accompanying Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in any such filing.

Additional Information and Where to Find It

Pubco and CEP intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Transactions and the PIPE Investments (collectively, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEP as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of CEP to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and CEP with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and CEP, including expectations, intentions, and plans regarding Pubco, CEP and the Proposed Transactions, statements regarding the timing of the completion of the Proposed Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of CEP’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of CEP or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, CEP or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or CEP filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and CEP and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP nor Pubco presently know or that CEP and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP nor Pubco gives any assurance that either CEP or Pubco will achieve its expectations. The inclusion of any statement in this Current Report does not constitute an admission by CEP or Pubco or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1+†	Business Combination Agreement as of April 22, 2025, by and among CEP, SPAC Merger Sub, Pubco, Company, the Sellers and, for certain limited purposes, SoftBank
10.1+	Sponsor Support Agreement, dated as of April 22, 2025, by and among Sponsor, CEP and Pubco.
10.2†	Form of Lock-Up Agreement
10.3+†	Form of Convertible Notes Subscription Agreement, dated as of April 22, 2025, by and among CEP, Pubco and certain investors party thereto.
10.4†	Form of Equity PIPE Subscription Agreement, dated as of April 22, 2025, by and among CEP, Pubco and certain investors party thereto.
10.5	Form of Amended and Restated Registration Rights Agreement, by and among Pubco, CEP, Sponsor and the undersigned holders thereto.
10.6+	Form of Services Agreement, by and between Tether and Pubco.
10.7	Contribution Agreement, dated as of April 22, 2025, by and among Tether, Bitfinex and the Company.
99.1+†	Sale and Purchase Agreement, dated as of April 22, 2025, by and between Tether and SoftBank.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+

Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. CEP will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANTOR EQUITY PARTNERS, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

Dated: April 28, 2025